News Release

Number 11, 2003

Resin Systems Secures First Order For Utility Poles

June 17, 2003, Edmonton, Alberta: Resin Systems Inc. (RS-TSX Venture) (RSI) announced today that it has received a utility pole purchase order from NorthwesTel (www.nwtel.ca), a subsidiary of Bell Canada.

The agreement calls for the delivery of four hundred and fifty utility poles of thirty feet in length to facilitate a thirty-eight kilometre fiber optic installation in the Northwest Territories. Resin Systems will not release the specific amount of the purchase order for competitive reasons.

However, President & CEO Greg Pendura stated that, “We are obviously pleased with this first order, which is generally in the magnitude of some hundreds of  thousands of dollars. Delivery of the poles will start in July as our Edmonton manufacturing facility begins to ramp-up towards initial production capability.

RSI in association with its recently announced European engineering design firm collaborated on the engineering and specification work for the design of the utility poles. As contained in a news release of April 30, 2003 Resin Systems announced it had signed a definitive agreement for the “design, engineering and specifications for composite utility poles in glass fibre reinforced polyurethane resins”.

Mr. Rick Moses, Manager Access Implementation, NorthwesTel stated, "Our purchase of the new RSI Composite poles is a very exciting situation for NorthwesTel. Based on the specs given by RSI and its sales department, I believe firmly that RSI poles have tremendous potential to alter the landscape in the Overhead Utility Line Structures Industry. RSI poles combine an extremely lightweight pole with incredible strength and durability. Cost savings using the RSI poles were the ultimate factors in the decision to use RSI Composite poles over steel poles. In addition, the longevity and maintenance-free characteristics of these poles are truly a perfect fit for budgetary considerations for new construction and pole replacement situations. NorthwesTel looks forward to becoming the initial recipient of RSI poles for our thirty-eight kilometre fiber optic line."

Resin Systems Inc. is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@ howardgroupinc.com www.howardgroupinc.com

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and does not accept responsibility for the adequacy or accuracy of this release.